Exhibit 99.1

Scorpio Tankers Inc. Announces Second Quarter Earnings Guidance and Status of Its Common Share Acquisitions

MONACO -- (Marketwired - June 12, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the "Company") today announced earnings guidance for the three months ended June 30, 2014 and updated the status of its common share acquisitions.

The Company expects a second quarter 2014 loss per share to be within a range of $0.00 to $0.04 per share.  This estimate includes (i) a gain of $11.1 million, or $0.06 per share, for the previously announced acquisition of the Company’s 7,500,000 common shares in exchange for 3,422,665 shares of Dorian LPG Ltd (“Dorian”), and (ii) a write-off of $0.3 million, or $0.00 per share, for deferred financing fees relating to the repayment of the STI Spirit Credit Facility in April 2014.  Excluding these items, the Company expects a second quarter loss per share to be within a range of $0.06 to $0.10 per share. Neither of the two estimates includes an estimate for the Company’s share of profit or loss (equity in earnings or loss) from Dorian’s operating activities for the three months ended June 30, 2014.

Common Share Acquisitions

During the second quarter of 2014, the Company has acquired 11,493,432 of its common shares that are being held as treasury shares, which includes (i) 3,993,432 common shares that were purchased in the open market under the Stock Buyback Program announced on April 28, 2014 at an average price of $8.87 per share, and (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian.

The Company has $75.3 million remaining on its $100.0 million Stock Buyback Program.  The Company has 189,667,115 shares outstanding as of June 12, 2014.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 24 tankers (two LR1 tankers, two Handymax tankers, 19 MR tankers, and one post-Panamax tanker) with an average age of 2.5 years, time charters-in 26 product tankers (eight LR2, six LR1, four MR and eight Handymax tankers), and has contracted for 50 newbuilding product tankers (25 MR, 12 LR2, and 13 Handymax ice class-1A product tankers), 36 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616